04001610

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

BB 2/20

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45470 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock Depot Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Stock Depot Inc. CRD# 31228

545 Muirfield Dr., Atlantis, Fla. 33462

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric J. Mangione, Pres. 800 774 0745

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sandra B. Lineberry C.P.A.

(Name – *if individual, state last, first, middle name*)

200 NE 5th. Court, Delray Beach, Fla. 33444

(Address) 561-274-4761 (City) (State) (Zip Code)

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

RECD S.E.C.
FEB 18 2004
588

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Eric J. Mangione, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock Depot Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. J. SCHMID
MY COMMISSION # DD 041735
EXPIRES: August 11, 2005
Bonded Thru Notary Public Underwriters

Signature

Title
President

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(o) A statement that the audit did not contain any material differences between the audited and unaudited compuations of net capital.

| FORM X-17A-5 | **FOCUS REPORT**<br>(Financial and Operational Combined Uniform Single Report)<br>**Part IIA Special Request**<br>INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17 |
|---|---|

## COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: STOCK DEPOT, INC. [0013]

SEC File Number: 8- 45470 [0014]

Address of Principal Place of Business: 545 MUIRFIELD DR. [0020]

ATLANTIS [0021] FL [0022] 33462-1207 [0023]

Firm ID: 31228 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DR. ERIC MANGIONE, PRESIDENT [0030] Phone: (561)868-5064 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

# SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

## Independent Auditor's Report

Stock Depot, Inc.
258 S.E. 6th Avenue #2
Delray Beach, FL 33483-6909

I have audited the accompanying statement of financial condition of Stock Depot, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock Depot, Inc. as of December 31, 2003 and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sandra B. Lineberry

Sandra B. Lineberry
Delray Beach, FL
February 12, 2004

# FOCUS

Part IIA
Special Request
December 2003

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User Id: MangioneE    STOCK DEPOT, INC.    Firm Id: 31228

Draft



## COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: STOCK DEPOT, INC. [0013]

SEC File Number: 8- 45470 [0014]

Address of Principal Place of Business: 545 MUIRFIELD DR. [0020]

ATLANTIS [0021] FL [0022] 33462-1207 [0023]

Firm ID: 31228 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DR. ERIC MANGIONE, PRESIDENT [0030] Phone: (561)868-5064 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [x] [0042]

Next Section

## ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

| | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. | Cash | 35,755 [0200] | | 35,755 [0750] |
| 2. | Receivables from brokers or dealers: | | | |
| | **A. Clearance account** | 6,077 [0295] | | |
| | **B. Other** | [0300] | [0550] | 6,077 [0810] |
| 3. | Receivables from non-customers | [0355] | [0600] | 0 [0830] |
| 4. | Securities and spot commodities owned, at market value: | | | |
| | **A. Exempted securities** | [0418] | | |
| | **B. Debt securities** | [0419] | | |
| | **C. Options** | [0420] | | |
| | **D. Other securities** | [0424] | | |
| | **E. Spot commodities** | [0430] | | 0 [0850] |
| 5. | Securities and/or other investments not readily marketable: | | | |
| | **A. At cost** [0130] | | | |
| | **B. At estimated fair value** | [0440] | [0610] | 0 [0860] |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [0460] | [0630] | 0 [0880] |
| | **A. Exempted securities** [0150] | | | |
| | **B. Other securities** [0160] | | | |

| | | | | |
|---|---|---|---|---|
| 7. | Secured demand notes market value of collateral: | [0470] | [0640] | 0 [0890] |
| | A. **Exempted securities** [0170] | | | |
| | B. **Other securities** [0180] | | | |
| 8. | Memberships in exchanges: | | | |
| | A. **Owned, at market** [0190] | | | |
| | B. **Owned, at cost** | | [0650] | |
| | C. **Contributed for use of the company, at market value** | | [0660] | 0 [0900] |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | [0480] | [0670] | 0 [0910] |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | [0490] | [0680] | 0 [0920] |
| 11. | Other assets | [0535] | [0735] | 0 [0930] |
| 12. | **TOTAL ASSETS** | 41,832 [0540] | 0 [0740] | 41,832 [0940] |

## LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | [1045] | [1255] | 0 [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. **Clearance account** | [1114] | [1315] | 0 [1560] |
| B. **Other** | [1115] | [1305] | 0 [1540] |
| 15. Payable to non-customers | [1155] | [1355] | 0 [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | 0 [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | [1205] | [1385] | 0 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. **Unsecured** | [1210] | | 0 [1690] |
| B. **Secured** | [1211] | [1390] | 0 [1700] |
| 19. Liabilities subordinated to claims of general creditors: | | | |
| A. **Cash borrowings:** | | [1400] | 0 [1710] |
| 1. **from outsiders** [0970] | | | |
| 2. **Includes equity subordination (15c3-1(d)) of** [0980] | | | |
| B. **Securities borrowings, at market value:** | | [1410] | 0 [1720] |
| **from outsiders** [0990] | | | |
| C. **Pursuant to secured demand note collateral agreements:** | | [1420] | 0 [1730] |
| 1. **from outsiders** | | | |

[1000]

**2. Includes equity subordination (15c3-1(d)) of**

[1010]

| | | | | |
|---|---|---|---|---|
| **D.** | **Exchange memberships contributed for use of company, at market value** | | [1430] | 0 [1740] |
| **E.** | **Accounts and other borrowings not qualified for net capital purposes** | [1220] | [1440] | 0 [1750] |
| **20.** | **TOTAL LIABLITIES** | 0 [1230] | 0 [1450] | 0 [1760] |

## Ownership Equity

| | | | Total |
|---|---|---|---|
| **21.** | Sole proprietorship | | [1770] |
| **22.** | Partnership (limited partners ____ [1020] ) | | [1780] |
| **23.** | Corporations: | | |
| | **A.** | **Preferred stock** | [1791] |
| | **B.** | **Common stock** | 10,000 [1792] |
| | **C.** | **Additional paid-in capital** | 4,257 [1793] |
| | **D.** | **Retained earnings** | 27,575 [1794] |
| | **E.** | **Total** | 41,832 [1795] |
| | **F.** | **Less capital stock in treasury** | [1796] |
| **24.** | **TOTAL OWNERSHIP EQUITY** | | 41,832 [1800] |
| **25.** | **TOTAL LIABILITIES AND OWNERSHIP EQUITY** | | 41,832 [1810] |

## STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 12 [3931]

## REVENUE

| | | |
|---|---|---|
| 1. | Commissions: | |
| a. | **Commissions on transactions in exchange listed equity securities executed on an exchange** | 75,783 [3935] |
| b. | **Commissions on listed option transactions** | [3938] |
| c. | **All other securities commissions** | 6,269 [3939] |
| d. | **Total securities commissions** | 82,052 [3940] |
| 2. | Gains or losses on firm securities trading accounts | |
| a. | **From market making in options on a national securities exchange** | [3945] |
| b. | **From all other trading** | [3949] |
| c. | **Total gain (loss)** | 0 [3950] |
| 3. | Gains or losses on firm securities investment accounts | 947 [3952] |
| 4. | Profit (loss) from underwriting and selling groups | [3955] |
| 5. | Revenue from sale of investment company shares | 707 [3970] |
| 6. | Commodities revenue | [3990] |
| 7. | Fees for account supervision, investment advisory and administrative services | [3975] |
| 8. | Other revenue | 35,187 [3995] |
| 9. | Total revenue | 118,893 [4030] |

## EXPENSES

| | | |
|---|---|---|
| 10. | Salaries and other employment costs for general partners and voting stockholder officers | 11,500 [4120] |
| 11. | Other employee compensation and benefits | 31,544 [4115] |
| 12. | Commissions paid to other broker-dealers | [4140] |
| 13. | Interest expense | [4075] |
| a. | **Includes interest on accounts subject to subordination agreements** [4070] | |
| 14. | Regulatory fees and expenses | 1,650 [4195] |
| 15. | Other expenses | 61,232 [4100] |
| | | 105,926 |

| | | |
|---|---|---|
| **16.** Total expenses | | [4200] |

## NET INCOME

| | | |
|---|---|---|
| **17.** Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16) | | 12,967 [4210] |
| **18.** Provision for Federal Income taxes (for parent only) | | [4220] |
| **19.** Equity in earnings (losses) of unconsolidated subsidiaries not included above | | [4222] |
| **a. After Federal income taxes of** | [4238] | |
| **20.** Extraordinary gains (losses) | | [4224] |
| **a. After Federal income taxes of** | [4239] | |
| **21.** Cumulative effect of changes in accounting principles | | [4225] |
| **22.** Net income (loss) after Federal income taxes and extraordinary items | | 12,967 [4230] |

**MONTHLY INCOME**

| | |
|---|---|
| **23.** Income (current monthly only) before provision for Federal income taxes and extraordinary items | [4211] |

Stock Depot, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2003

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net Income (Loss) | $12,967 |
| Decrease in Accounts Receivable | 6,610 |
| **NET CASH USED FOR OPERATING ACTIVITES** | $19,577 |
| **DECREASE IN WORKING CAPITAL** | ($46,830) |
| **NET INCREASE (DECREASE) IN CASH** | ($27,253) |
| **CASH AT BEGINNING OF YEAR** | 63,008 |
| **CASH AT END OF YEAR** | $35,755 |

See Accompanying Notes to the Financial Statements

## STATEMENT OF CHANGES

**STATEMENT OF CHANGES IN OWNERSHIP EQUITY**
**(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)**

| | | | | |
|---|---|---|---|---|
| 1. | Balance, beginning of period | | | 75,695 [4240] |
| | A. | Net income (loss) | | 12,967 [4250] |
| | B. | Additions (includes non-conforming capital of | [4262] ) | [4260] |
| | C. | Deductions (includes non-conforming capital of | [4272] ) | -46,830 [4270] |
| 2. | Balance, end of period (From item 1800) | | | 41,832 [4290] |

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED**
**TO CLAIMS OF GENERAL CREDITORS**

| | | | |
|---|---|---|---|
| 3. | Balance, beginning of period | | [4300] |
| | A. | Increases | [4310] |
| | B. | Decreases | [4320] |
| 4. | Balance, end of period (From item 3520) | | 0 [4330] |

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Stock Depot, Inc.
258 S.E. 6th Avenue #2
Delray Beach, FL 33483-6909

I have audited the accompany financial statements of Stock Depot, Inc. as of and for the year ended December 31, 2003, and have issued my report thereon dated February 12, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sandra B. Lineberry
Delray Beach, FL
February 12, 2004

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 41,832 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 41,832 [3500] |
| 4. | Add: | | | |
| | **A. Liabilities subordinated to claims of general creditors allowable in computation of net capital** | | | 0 [3520] |
| | **B. Other (deductions) or allowable credits (List)** | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 41,832 [3530] |
| 6. | Deductions and/or charges: | | | |
| | **A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)** | | 0 [3540] | |
| | **B. Secured demand note deficiency** | | [3590] | |
| | **C. Commodity futures contracts and spot commodities - proprietary capital charges** | | [3600] | |
| | **D. Other deductions and/or charges** | | [3610] | 0 [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | [3630B] | |
| | | [3630C] | [3630D] | |
| | | [3630E] | [3630F] | 0 [3630] |
| 8. | Net capital before haircuts on securities positions | | | 41,832 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | **A. Contractual securities commitments** | | [3660] | |
| | **B. Subordinated securities borrowings** | | [3670] | |
| | **C. Trading and investment securities:** | | | |

| | | | |
|---|---|---|---|
| 1. **Exempted securities** | | [3735] | |
| 2. **Debt securities** | | [3733] | |
| 3. **Options** | | [3730] | |
| 4. **Other securities** | | [3734] | |
| D. **Undue Concentration** | | [3650] | |
| E. **Other (List)** | | | |
| | [3736A] | [3736B] | |
| | [3736C] | [3736D] | |
| | [3736E] | [3736F] | |
| | | 0 [3736] | 0 [3740] |
| 10. Net Capital | | | 41,832 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | |
|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | 0 [3756] |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000 [3758] |
| 13. Net capital requirement (greater of line 11 or 12) | 5,000 [3760] |
| 14. Excess net capital (line 10 less 13) | 36,832 [3770] |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 41,832 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | 0 [3790] |
| 17. Add: | | |
| A. **Drafts for immediate credit** | [3800] | |
| B. **Market value of securities borrowed for which no equivalent value is paid or credited** | [3810] | |
| C. **Other unrecorded amounts (List)** | | |

| | | |
|---|---|---|
| [3820A] | [3820B] | |
| [3820C] | [3820D] | |
| [3820E] | [3820F] | |
| | 0 [3820] | 0 [3830] |

**19.** Total aggregate indebtedness 0 [3840]

**20.** Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 0 [3850]

## OTHER RATIOS

**21.** Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report
On Exemptive Provision Under Rule 15c 3-3

Board of Directors
Stock Depot, Inc.
258 S.E. 6th Avenue #2
Delray Beach, FL 33483-6909

I have audited the accompanying financial statements of Stock Depot, Inc. as of and for the year ended December 31, 2003, and have issued my report thereon dated February 12, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. As of the date of the financial statements all customer transactions cleared through another broker-dealer on a fully disclosed basis and no facts came to my attention to indicated that this was not complied with since the last audit of the financial statements.

Sandra B. Lineberry
Delray Beach, FL
February 12, 2004

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) [4550]
**(1)--Limited business (mutual funds and/or variable annuities only)**

B. (k) [4560]
**(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained**

C. (k) ☑ [4570]
**(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)**

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- 11754 [4335A] | STERNE, AGEE & LEACH, INC. [4335A2] | All [4335B] |
| 8- [4335C] | [4335C2] | [4335D] |
| 8- [4335E] | [4335E2] | [4335F] |
| 8- [4335G] | [4335G2] | [4335H] |
| 8- [4335I] | [4335I2] | [4335J] |

D. (k) [4580]
**(3)--Exempted by order of the Commission**

## SCHEDULED WITHDRAWALS

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| _ [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| _ [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| _ [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| _ [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| _ [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| _ [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| _ [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| _ [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| _ [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |
| | | TOTAL $ | 0 [4699] | | |

Omit Pennies

**Instructions** Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| Withdrawal Code | Description |
|---|---|
| 1 | Equity Capital |
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) Liabilities |

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

## Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Stock Depot, Inc.
258 S.E. 6th Avenue #2
Delray Beach, FL 33483-6909

In planning and performing my audit of the financial statements of Stock Depot, Inc. for the year ended December 31, 2003, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stock Depot, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserves required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control to assess whether those practices and procedures can be expected to achieve the Commission's above - mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities my occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31. 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Sandra B. Lineberry

Sandra B. Lineberry
Delray Beach, FL
February 12, 2004

Stock Depot, Inc.
Notes to Financial Statements
December 31,2003

Stock Depot, Inc. is a Stock and Bond Brokerage Firm located in Atlantis, FL. All customer accounts are carried with Sterne, Agee & Leach, Inc.

Note 1 - Accounting Policies

(a) Revenue Recognition - Stock Depot, Inc. generates commission income for sales of stocks, bonds, mutual funds and insurance. Commissions from security transactions of the Company are recorded on a trade date basis. Commissions from other transactions are recorded on a settlement date basis.

Note 2 - Accounts Receivable

Commission due from brokers in the normal course of business

Note 3 - Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ( Rule 15c3-1 ), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2003, the Company had net capital of $41,832 which was $ 36,832 in excess of its required net capital of $ 5,000. The Company's net capital was 0 to 1.

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report
On No Material Differences between Audited
And Unaudited Statements

Board of Directors
Stock Depot, Inc.
258 S.E. 6th Avenue #2
Delray Beach, FL 33483-6909

I have audited the financial statements of Stock Depot, Inc. as of and for the year ended December 31, 2003 and have issued my report thereon dated February 12, 2004 My audit was conducted for the purpose of forming an opinion on the basic financial ~~statements taken as a whole.~~

The audited financial statements of Stock Depot, Inc. as of December 31, 2003 were not materially different from the unaudited reports for the same period.

Sandra B. Lineberry

Sandra B. Lineberry
Delray Beach, FL
February 12,, 2004